

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2020

Lars Staal Wagner, M.D.
Chief Executive Officer
Evaxion Biotech A/S
Bredgade 34E
1260 Copenhagen K
Denmark

Re: Evaxion Biotech A/S
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted November 25, 2020
CIK No. 0001828253

Dear Dr. Wagner:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments are to comments in our November 18, 2020 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary
Overview, page 1

1. We note your revisions in response to prior comment 2. Please remove the references to "encouraging" results and "highly encouraging" and "strong" preclinical data here and in the Business section. Please also revise the statement in the MD&A section that preliminary data from your EVX-01 clinical trial shows "early signs of potential efficacy" in combination with check point inhibitor therapy.

Our EDEN Platform, page 4

2. We note your revisions in response to prior comment 5. Please remove the references to preclinical "confirmation" of EDEN's predictive ability here and in the Business section. To the extent that you have not already done so, please revise to discuss the specific results of these preclinical models and why you believe those results indicate that EDEN may have the ability to predict protective vaccine antigens. Please also revise the references to "high efficacy and reduced attrition" in the discussion of the key strengths of the EDEN platform on page 5 and in the Business section. Given the current stage of development of your product candidates and the number of product candidates that never receive FDA approval, such assertions do not seem appropriate.

Liquidity and Capital Resources, page 110

3. Please file the EIB loan agreement, as amended, the form of the warrants, and the lease agreement as exhibits to your registration statement. Alternatively, please explain why the filing of such documents is not required.

4. We note your disclosure that you are working to obtain new long-term sources of funding and believe it is probable that new funding will be obtained in due time to enable you to continue your activities as planned at least until September 30, 2021. Please revise to clarify if this funding is in addition to the expected proceeds from your anticipated initial public offering.

Business
In-Licensing, page 177

5. Please revise to disclose when the royalty term is currently expected to end for the PharmaJet agreement or how it is determined.

You may contact Christine Torney at 202-551-3652 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Dwight A. Kinsey, Esq.